Exhibit 14

                                   AGREEMENT


               THIS AGREEMENT (the "Agreement") dated the 15th day of September, 1992, is entered into by and between Shoney's Inc. ("Shoney's") and Raymond L. Danner ("Danner").

                              W I T N E S S E T H

               WHEREAS, Shoney's and Danner are co-defendants in certain litigation pending in the United States District Court for the Southern District of Florida, styled Haynes, et al. v. Shoney's Inc., et al., No. 89-30093 RV (the "Civil Action"); and

               WHEREAS, Danner, as a director of Shoney's, pursuant to Shoney's bylaws, is entitled to be indemnified for all liability and expenses that he incurs in the defense of the Civil Action to the fullest extent allowed by the Tennessee Business Corporation Act, which would require that he be indemnified for all reasonable expenses incurred by him in connection with the Civil Action in the event that he is wholly successful in defending himself in the Civil Action; and

               WHEREAS, Shoney's and Danner desires to: (i) jointly settle the Civil Action; (ii) apportion among themselves the payments to be made in settlement of the Civil Action; and (iii) otherwise provide for Danner to be indemnified by Shoney's from all other liabilities arising out of the Civil Action, to the extent and in the manner set forth herein;

               NOW, THEREFORE, for and in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Shoney's and Danner agree as follows:

               1. Definitions. In addition to words and terms that may be defined elsewhere in this Agreement, the following words and terms used in the Agreement shall have the following meanings unless the context or use fairly indicates another or different meaning or intent, which definitions shall be equally applicable to both the singular and plural forms of such words and terms:

               "Administrative and Transaction Costs" means any and all expenses incurred by Shoney's in implementing, monitoring (which may include, without limitation, Plaintiffs' Attorneys' Fees) and/or enforcing any portion of any settlement agreement and/or consent decree relating to the Civil Action (with the exception of those provisions relating to equitable non-monetary relief).

               "After Tax Cost" means the actual amount of Litigation Expenses accrued by Shoney's multiplied by 65.05%.

               "Closing Market Price" means the price of the last trade of the Common Stock on the New York Stock Exchange ("NYSE") as reported by The
Wall Street Journal (Eastern Edition); provided that, if there shall be any material alternation in the present system of reporting sales of such Common Stock, or if such Common Stock shall no longer be listed on the NYSE, the market value of the Common Stock as of a particular date shall be determined in such a method as may be mutually agreeable to the parties.

               "Common Stock" means the $1.00 par value common stock of Shoney's.

               "Company Attorneys' Fees" means any and all amounts paid previously or in the future by Shoney's for legal counsel (including, without limitation, any counsel retained by Shoney's on behalf of Danner), for experts, consultants and mediators and for all out of pocket expenses of such persons relating to the Civil Action (which, as of August 2, 1992, have been approximately $10.5 million); provided, however, that Danner, or his representatives, shall have the right to review and approve (which approval shall not be unreasonably withheld or delayed) the amounts of Company Attorneys' Fees incurred by Shoney's subsequent to the date of a public announcement by Shoney's of a tentative settlement of the Civil Action.

               "GAAP" means generally accepted accounting principles, consistently applied for the period of time in question, as in effect from time to time.

               "Insurance Proceeds" means monies received by Shoney's to pay and/or reimburse it for Plaintiffs' Damages, Company Attorneys' Fees and Plaintiffs' Attorneys' Fees.

               "IRS" means the Internal Revenue Service of the Department of the Treasury of the United States of America.

               "Litigation Expenses" equals the sum of Plaintiffs' Damages plus Plaintiffs' Attorneys' Fees plus Company Attorneys' Fees plus Payroll Taxes plus Administrative and Transaction Costs minus Insurance Proceeds.

               "Payroll Taxes" means the FICA, FUTA, and other employment taxes and/or premiums required to be paid by Shoney's with respect to any portion of Plaintiffs' Damages.

               "Plaintiffs' Damages" means any amounts agreed by Shoney's to be paid in settlement of the Civil Action that are to be distributed to plaintiffs (including, without limitation, any class of plaintiffs) in the Civil Action including, without limitation, amounts for back pay, compensatory damages, punitive damages or prejudgment interest, but excluding Plaintiffs' Attorneys' Fees; provided, however, that should any portion of Plaintiffs' Damages be payable in installments with an interest rate less than five (5%) percent attributable to such installments, the amount of Plaintiffs' Damages so payable shall, for the purposes of this Agreement, be the present value of such installments (using a five (5%) percent discount factor) determined as of the date that a consent decree settling the Civil Action becomes final and non-appealable.

               "Plaintiffs' Attorneys' Fees" means any amounts agreed by Shoney's to be paid (whether now or in the future as part of the Administrative and Transaction Costs) in settlement of the Civil Action that are to be distributed to the attorneys representing the plaintiffs (including, without limitation, any class of plaintiffs) in the Civil Action and shall include, without limitation, fees and out of pocket expenses of such attorneys.

               "RIC Claims" means the claims, demands or causes of action of any employee (whether past, present or prospective) of Robertson Investment Company, Charles Robertson or Roger Danner that were raised in the Civil Action for any type of discriminatory conduct arising out of or related to their employment (or failure to have such employment) with any of Robertson Investment Company, Charles Robertson or Roger Danner.

               2. Settlement; Payment of Litigation Costs. Shoney's and Danner agree to enter into a final settlement agreement and/or consent decree in the Civil Action pursuant to which Shoney's and Danner are completely and finally released from all claims, rights and causes of action of any kind by the plaintiffs (including any class of plaintiffs) in the Civil Action (including, without limitation, the RIC Claims) with the exception of claims, rights and causes of action arising out of any plaintiffs who may opt out of any class settlement of the Civil Action settlement agreement and/or consent decree or breach thereof. Subject to the terms and provisions of this Agreement, Shoney's shall pay the Litigation Expenses incurred by reason of such a settlement of the Civil Action. Subject to Danner's obligations to make contributions to Shoney's pursuant to Section 3 and Section 4, Shoney's, pursuant to its bylaws, agrees to indemnify and hold Danner harmless from and against the Litigation Expenses.

               3.    Contributions of Capital by Danner.

               (a) Shoney's shall accrue all Litigation Expenses in accordance with GAAP. Danner agrees to contribute capital to Shoney's, when and in the manner provided for herein, in an amount equal to fifty percent (50%) of the aggregate After Tax Cost of the Litigation Expenses in excess of $97 million. When the aggregate After Tax Costs of the Litigation Expenses exceeds $97 million, Shoney's shall send to Danner, within thirty (30) days after the end of each of its fiscal quarters, a statement indicating: (i) all Litigation Expenses accrued to date and for the immediately preceding fiscal quarter; (ii) the After Tax Cost of the Litigation Expenses accrued to date and for the immediately preceding fiscal quarter;
         (iii) one-half of the After Tax Cost of the Litigation Expenses accrued to date; (iv) the amount of all prior contributions by Danner pursuant to this Agreement; and (v) the contribution by Danner then due pursuant to this Agreement. Within five (5) business days after the receipt of any such statement, Danner shall make the contribution then due pursuant to this Agreement.

               (b) Any contribution pursuant to Section 3(a) shall be in immediately available funds deposited to an account designated by Shoney's or, at Danner's option, may be in shares of Common Stock. If such contribution is in Common Stock, the number of shares of Common Stock necessary to make the contribution then due shall be equal to the contribution then due from Danner pursuant to Section 3(a) divided by the Closing Market Price on the last business day prior to the then applicable due date.

               4.    Tax Matters and Additional Contributions.

               (a) In the event the IRS adjusts Shoney's income tax return in any manner with respect to any contribution by Danner under this Agreement or otherwise and/or with respect to any of the Litigation Expenses and such adjustment has the effect of increasing the After Tax Cost of the Litigation Expenses, Danner shall contribute capital to Shoney's in an amount equal to fifty percent (50%) of the increased After Tax Cost to Shoney's of the Litigation Expenses resulting from such adjustment. Any such contribution shall be made by Danner within five (5) business days of such adjustment becoming final and not subject to further proceedings or appeal by Shoney's.

               (b) Any contribution pursuant to Section 4(a) shall be in immediately available funds deposited to an account designated by Shoney's or, at Danner's option, may be in shares of Common Stock. If such contribution is in Common Stock, the number of shares of Common Stock necessary to make the contribution then due shall be equal to the contribution then due from Danner pursuant to Section 4(a) divided by the Closing Market Price on the last business day prior to the then applicable due date.

               (c) In the event that Shoney's does not elect to challenge any adjustment made by the IRS that increases the After Tax Cost of the Litigation Expenses, Danner shall have the right to contest, at his expense and through appropriate proceedings, the IRS' adjustment. In the event that Danner exercises this right, Danner shall pay all interest and penalties that accrue following exercise of his right to contest the adjustment.

               5. Insurance. Danner hereby assigns to the Company any and all rights and/or claims that he may have under any insurance policies, the premiums of which have been paid by Shoney's, that he pay and/or reimburse Shoney's for any or all of the Litigation Expenses.

               6.    Mutual Release.

               (a) By Danner. Upon settlement of the Civil Action, Danner shall release and forever discharge Shoney's, and each of its officers, agents, directors and employees from all claims, demands and causes of action of any kind that Danner now has or hereafter may have on account of or in any way arising out of the Civil Action, including, without limitation, any claim for indemnity or contribution, except that this release shall not release any claim that Danner may have for: (i) a breach of the terms of this Agreement; or (ii) any claims of indemnification that may arise out of any actions other than by the plaintiffs in the Civil Action (including any class of plaintiffs).

               (b) By Shoney's. Upon settlement of the Civil Action, Shoney's shall release and forever discharge Danner from all claims, demands and causes of action of any kind that Shoney's now has or hereafter may have on account of or in any way arising out of the Civil Action, including, without limitation, any claim for indemnity or contribution, except that this release shall not release any claim that Shoney's may have arising out of a breach of the terms of this Agreement.

               7. Term. This Agreement shall remain in effect until all Litigation Expenses attributable to the Civil Action have been accrued by Shoney's or until the IRS completes the examination of and approves the tax returns of Shoney's for any year in which Litigation Expenses have been deducted, whichever occurs later.

               8. Nondisclosure. Danner and Shoney's hereby agree not to disclose or reveal the terms of this Agreement to the plaintiffs or the attorneys representing the plaintiffs in the Civil Action, without the prior written consent of Danner. Danner understands and acknowledges, however, that the plaintiffs or the attorneys representing the plaintiffs in the Civil Action may become aware of the terms of this Agreement in the event Shoney's is required to publicly disclose the terms of this Agreement. Also, until such time as a consent decree settling the Civil Action becomes final and non-appealable, Danner shall have the right to review any news release issued by Shoney's relating to the Civil Action. Any such news releases shall be approved by the Executive Committee of Shoney's Board of Directors.

               9. Binding Effect. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors, heirs and assigns.

               10. Governing Law. This Agreement shall be governed in all respects by, and be construed in accordance with, the laws of the State of Tennessee.

               11. Time of the Essence; Remedies. Time is of the essence in this Agreement. Each party understands and acknowledges that a violation of this Agreement will cause the other irreparable harm and damages incapable of calculation and that the non-defaulting party will be entitled to an order of any court with jurisdiction requiring specific performance by the defaulting party of that party's obligations hereunder. The parties agree that nothing in this Agreement shall be construed as prohibiting either party from pursuing any other remedy available to it in the event of a breach or threatened breach of this Agreement, including the recovery of damages.

               12. Notices. All notices and other communications provided for herein shall be validly given or made if in writing and delivered or sent by hand delivery to the parties at the following addresses:

               If to Shoney's:         Shoney's Inc.,
                                       1727 Elm Hill Pike
                                       Nashville, Tennessee 37210
                                       Attn:  Secretary

               If to Danner:           c/o The Danner Company
                                       1451 Elm Hill Pike
                                       Suite 114
                                       Nashville, Tennessee 37210

               Any notice shall be deemed given when received or when delivery is first refused.

               13. Amendments. This Agreement cannot be amended, modified, supplemented or rescinded except in writing signed by the parties hereto. No waiver of any provision of this Agreement shall be valid unless such waiver is in writing signed by the parties hereto.

               14. Construction. As used herein, the single number shall include the plural, the plural the singular, and the use of any gender shall be applicable to all genders, unless the context would clearly not admit such construction. This instrument shall be construed and interpreted in accordance with the laws of the state of Tennessee. Section or paragraph headings are employed herein solely for convenience of reference, and such headings shall not in any way affect the meaning, validity or enforceability of any term or provision of this instrument. All references herein to "section" or "paragraph" shall mean the appropriate number section or paragraph of this instrument except where reference is particularly made to some other instrument or document.

               15. Entire Agreement. This Agreement constitutes the entire understanding and agreement between the parties hereto with respect to the subject matter hereof. There are no arrangements, understandings, restrictions, representations or warranties between the parties other than those expressly set forth herein.

               IN WITNESS WHEREOF, the parties hereto, Shoney's by its duly authorized officer, have executed this Agreement as of the date first set forth above.


                                       SHONEY'S, INC.


                                       By:__________________

                                       Title:_______________



                                       _____________________
                                       RAYMOND L. DANNER